UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

Oxford Park Income Fund, Inc.

(Name of Subject Company (Issuer))

Oxford Park Income Fund, Inc.

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Oxford Park Management, LLC

8 Sound Shore Drive, Suite 255

Greenwich, CT 06830

(877) 458-3589

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Filing Person(s))

COPIES TO:

Harry S. Pangas, Esq.	Philip T. Hinkle, Esq.
Dechert LLP	Dechert LLP
1900 K Street NW	1900 K Street NW
Washington, DC 20006	Washington, DC 20006
Tel: (202) 261-3300	Tel: (202) 261-3300
Fax: (202) 261-3333	Fax: (202) 261-3333

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on March 3, 2025 by Oxford Park Income Fund, Inc. (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase shares of beneficial interest (“Shares”) in an amount up to 5% of the Fund’s net asset value, calculated as of the prior calendar quarter end, on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (b) and (c) to the Statement on March 3, 2025.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	Holders of Shares in the Fund (“Shareholders”) that desired to tender Shares or a portion thereof, for purchase were required to submit their tenders by 5:00 p.m., Eastern Time, on March 31, 2025.

2.	Valuation Date of the Shares tendered pursuant to the Offer was March 31, 2025.

3.	The net asset value of the Shares tendered pursuant to the Offer were calculated as of March 31, 2025 in the amount of $26.11 for Class A Shares, $26.10 for Class I Shares and $25.95 for Class L Shares.

4.	The payment of the purchase price of the Shares or portions of Shares tendered was made to each of the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The Fund paid the Shareholders 100% of the Shareholder’s unaudited net asset value of the Shares tendered. The payments were remitted to the account designated by each Shareholder in their Letter of Transmittal on April 21, 2025.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

OXFORD PARK INCOME FUND, INC.

By:	/s/ Bruce L. Rubin
Name:	Bruce L. Rubin
Title:	Chief Financial Officer
Date:	April 22, 2025